UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 27, 2013	By:	/s/Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

2012 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2012 with comparative figures for the year 2011 as follows.

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2012

		2012	2011
	Note	RMB’000	RMB’000

Revenues	4	85,253,317	82,403,130
Other operating income	6	1,719,626	1,061,451

Operating expenses
Aircraft fuel		(29,871,506)	(29,229,011)
Gain on fair value movements of
derivatives financial instruments	7	24,831	86,851
Take-off and landing charges		(9,065,649)	(8,350,181)
Depreciation and amortisation		(7,556,910)	(6,965,570)
Wages, salaries and benefits		(10,059,043)	(8,664,854)
Aircraft maintenance		(4,432,741)	(4,405,900)
Impairment reversals/(charges)		13,467	(638,316)
Food and beverages		(2,031,425)	(2,022,367)
Aircraft operating lease rentals		(4,438,169)	(4,128,420)
Other operating lease rentals		(609,111)	(491,901)
Selling and marketing expenses		(3,727,437)	(3,739,682)
Civil aviation infrastructure levies		(1,414,457)	(1,321,373)
Ground services and other charges		(594,057)	(567,552)
Office, administrative and other expenses		(8,982,628)	(8,853,751)
Total operating expenses		(82,744,835)	(79,292,027)

	Note	2012 RMB’000	2011 RMB’000

Operating profit		4,228,108	4,172,554
Share of results of associates		103,209	75,435
Share of results of jointly controlled
entities		29,960	31,437
Finance income	8	348,601	2,024,002
Finance costs	9	(1,697,474)	(1,462,727)

Profit before income tax		3,012,404	4,840,701
Income tax	10	(204,801)	(264,229)

Profit for the year		2,807,603	4,576,472

Other comprehensive (loss)/income for
the year
Cash flow hedges, net of tax		(9,211)	(132,446)
Fair value movements of available-for-sale
investments		(389)	486
Fair value movements of available-for-sale
investments held by an associate		2,188	(2,701)

Total comprehensive income for the year		2,800,191	4,441,811

Profit attributable to:
Equity shareholders of the Company		2,953,645	4,575,732
Non-controlling interests		(146,042)	740

		2,807,603	4,576,472

Total comprehensive income attributable to:
Equity shareholders of the Company		2,946,271	4,441,071
Non-controlling interests		(146,080)	740
		2,800,191	4,441,811
Earnings per share attributable to
the equity shareholders of
the Company during the year
Basic and diluted (RMB)	12	0.26	0.41

CONSOLIDATED BALANCE SHEET

As at 31 December 2012

		2012	2011
	Note	RMB’000	RMB’000
Non-current assets
Intangible assets		11,449,099	11,353,590
Property, plant and equipment		82,518,761	73,757,795
Lease prepayments		1,781,846	1,471,272
Advanced payments on acquisition of aircraft		11,894,891	10,968,344
Investments in associates		833,472	837,589
Investments in jointly controlled entities		418,159	423,256
Available-for-sale financial assets		234,690	240,380
Other long-term assets		1,958,256	1,929,834
Deferred tax assets		54,561	44,418
Derivative assets		-	4,365
		111,143,735	101,030,843
Current assets
Flight equipment spare parts		2,087,978	1,555,544
Trade receivables	13	2,962,181	2,504,026
Prepayments and other receivables		3,368,648	2,410,895
Derivative assets		18,074	-
Restricted bank deposits and short-term bank deposits		1,726,251	2,894,287
Cash and cash equivalents		2,511,696	3,860,973
Assets held for sale		-	482,313
		12,674,828	13,708,038
Current liabilities
Sales in advance of carriage		3,094,427	3,197,649
Trade payables and notes payable	14	3,075,325	2,692,624
Other payables and accrued expenses		16,256,225	16,267,287
Current portion of obligations under finance leases		2,605,269	2,459,259
Current portion of borrowings		22,639,955	18,171,130
Income tax payable		181,788	172,319
Current portion of provision for return
condition checks for aircraft under
operating leases		734,205	375,409
Derivative liabilities		35,813	51,063
		48,623,007	43,386,740

Net current liabilities		(35,948,179)	(29,678,702)

Total assets less current liabilities		75,195,556	71,352,141

	2012 RMB’000	2011 RMB’000
Non-current liabilities
Obligations under finance leases	19,252,709	17,801,563
Borrowings	23,096,163	23,603,463
Provision for return condition checks
for aircraft under operating leases	3,064,557	2,923,717
Other long-term liabilities	1,635,537	2,047,099
Deferred tax liabilities	29,326	29,326
Post-retirement benefit obligations	3,259,529	2,859,945
Derivative liabilities	304,338	281,921
	50,642,159	49,547,034

Net assets	24,553,397	21,805,107

Equity
Capital and reserves attributable to the equity shareholders of the Company
Share capital	11,276,539	11,276,539
Reserves	11,649,259	8,849,353
	22,925,798	20,125,892
Non-controlling interests	1,627,599	1,679,215

Total equity	24,553,397	21,805,107

Notes:

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

2.	BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

As at 31 December 2012, the Group’s accumulated losses were approximately RMB5.43 billion and its current liabilities exceeded its current assets by approximately RMB35.95 billion. For the year ended 31 December 2012, cash and cash equivalents of the Group decreased by RMB1.35 billion. In preparing the financial statements, the Board considers the adequacy of cash inflows from operations and financing to meet its financial obligations as and when they fall due.

As at 31 December 2012, the Group had total unutilised credit facilities of approximately RMB27.09 billion from banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the cash inflows from operations and available credit facilities, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

Except as described in note 3(a) below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2011, as described in these annual financial statements.

(a)	New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group’s existed business and mandatory for the first time for the financial year beginning 1 January 2012:

•	Amendments to IFRS 7, Financial instruments: Disclosures - Transfer of financial assets: this amendment promotes transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on the Company’s financial position. The Group did not have any significant transfers of financial assets in previous year or the current year which require disclosures in current accounting year under the amendments and these amendments have had no material impact to the contents of the financial information.

•	Amendment related to IAS12, “Income taxes”. Currently IAS 12, ‘Income taxes’ requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40 “Investment Property”. Hence, this amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income tax - recovery of revalued non-depreciable assets’, would no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is accordingly withdrawn. This improvement has no material impact on the Group.

4.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	Group
	2012	2011
	RMB’000	RMB’000

Traffic revenues	79,444,443	76,513,636
- Passenger	71,418,995	68,433,970
- Cargo and mail	8,025,448	8,079,666
Tour operation income	2,111,051	2,115,520
Ground service income	1,959,107	2,104,604
Cargo handling income	160,328	278,724
Commission income	96,418	95,426
Others	1,481,970	1,295,220
	85,253,317	82,403,130

Note:

Before 1 January 2012, the major elements of the Group’s revenues were subject to business tax levied at rates of 3% or 5%. Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by the Ministry of Finance (“MoF”) and the State Administration of Taxation (“SAT”), the Group’s revenues from the provision of international transportation services are exempted from business tax from 1 January 2010.

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries in Shanghai from business tax (“BT”) to Value Added Tax (“VAT”) (Cai Shui [2011] No. 111) issued by MoF and SAT, traffic revenue of the Company and subsidiaries located in Shanghai and other revenues (including ground service income, cargo handling income, commission income and part of others) generated in Shanghai are subjected to VAT levied at rates of 11% or 6% from 1 January 2012.

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT in Beijing and other eight provinces/cities (Cai Shui [2012] No.71) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by subsidiaries located in Beijing and other eight provinces/cities scoped in the notice are subjected to VAT levied at rates of 11% or 6% progressively, with the earliest effective date starting from 1 September 2012.

The VAT input generated from purchase of fuel, take-off and landing services, food and beverages, property, plant and equipment, and certain BT paid by the branches of the Company outside above notice scope can be used to deduct the VAT output generated from taxable revenue.

The traffic revenue and other revenue generated in other locations of China will continue to be subject to business tax at rates of 3% or 5%.

With the implementation of aforementioned reform from BT to VAT, the revenue of the Group for the year ended 31 December 2012 decreased by RMB2,954 million, and the operating expenses of the Group for the year ended 31 December 2012 decreased by RMB3,132 million, and the profit before income tax increased by RMB178 million.

The business tax incurred and offset against the above Group’s revenues for the year ended 31 December 2012 amounted to approximately RMB670 million (2011: approximately RMB1,803 million).

5.	SEGMENT INFORMATION

(a)	Chief Operating Decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling income.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out below.

The segment results for the year ended 31 December 2012 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	83,127,233	2,442,017	-	-	85,569,250
Inter-segment sales	-	261,631	(261,631)	-	-

Reportable segment revenue	83,127,233	2,703,648	(261,631)	-	85,569,250

Reportable segment profit
before income tax	3,176,660	104,938	-	234,058	3,515,656

Other segment information
Depreciation and amortisation	7,892,045	114,430	-	-	8,006,475
Capital expenditure	18,490,801	116,212	-	-	18,607,013

The segment results for the year ended 31 December 2011 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	81,597,560	2,376,945	-	-	83,974,505
Inter-segment sales	-	201,989	(201,989)	-	-

Reportable segment revenue	81,597,560	2,578,934	(201,989)	-	83,974,505

Reportable segment profit
before income tax	4,997,606	41,986	-	128,122	5,167,714

Other segment information
Depreciation and amortisation	7,282,227	88,500	-	-	7,370,727
Impairment losses	799,105	259	-	-	799,364
Capital expenditure	18,159,708	91,985	-	-	18,251,693

*	Unallocated results primarily represent the share of results of associate and jointly controlled entities and also the gain arisen from available-for-sale financial assets.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical are analysed based on the following criteria:

(1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue generated from international routes (excluding regional routes) is classified as international operations.

(2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	Group
	2012	2011
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong,
Macau and Taiwan)	57,612,675	57,675,579
Regional (Hong Kong, Macau and Taiwan)	3,704,064	3,771,339
International	24,252,511	22,527,587

Total	85,569,250	83,974,505

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Majority of the Group’s other assets are also located in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geography and hence segment assets and capital expenditure by geography have not been presented.

(c)	Reconciliation of reportable segment revenues and profit to the consolidated figures as reported in the consolidated financial statements.

	Group
	2012 RMB’000	2011 RMB’000

Revenues
Reportable segment revenues	85,569,250	83,974,505
- Reclassification of business tax and
expired sales in advance of carriage	(315,933)	(1,571,375)

Consolidated revenues	85,253,317	82,403,130

	Group
	2012 RMB’000	2011 RMB’000

Profit before income tax
Reportable segment profit	3,515,656	5,167,714
- Difference in depreciation charges for aircraft and
engines	(21,958)	(9,288)
- Provision for post-retirement benefits	(401,901)	(326,145)
- Others	(79,393)	8,420

Consolidated profit before income tax	3,012,404	4,840,701

6.	OTHER OPERATING INCOME

	Group
	2012 RMB’000	2011 RMB’000

Other operating income (Note)
- Government subsidies	1,719,626	1,061,451

Note:

Government subsidies represent (i) subsidies of RMB353 million (2011: RMB78 million) tax refund granted by governments to the Group; and (ii) other subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidiaries that have been recognized for the year ended 31 December 2012.

7.	GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS

	Group
	2012	2011
	RMB’000	RMB’000

Gain arising from fair value movements of derivatives
financial instruments
- Interest rate swap and forward foreign exchange contracts	15,755	19,541
- Crude oil option contracts	9,076	67,310

	24,831	86,851

8.	FINANCE INCOME

	Group
	2012	2011
	RMB’000	RMB’000

Exchange gains, net (Note)	147,836	1,872,369
Interest income	200,765	151,633

	348,601	2,024,002

Note:

The exchange gain primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

9.	FINANCE COSTS

	Group
	2012	2011
	RMB’000	RMB’000

Interest on bank borrowings	1,359,644	1,379,452
Interest relating to obligations under finance leases	411,547	268,487
Interest on bonds and debentures	149,425	40,833
Interest relating to notes payable	73,855	34,289

	1,994,471	1,723,061
Less: amounts capitalised into advanced payments
on acquisition of aircraft (Note)	(296,997)	(253,027)
amounts capitalised into construction in progress (Note)	-	(7,307)

	1,697,474	1,462,727

Note:

The average interest rate used for interest capitalisation is 3.73% per annum for the year ended 31 December 2012 (2011: 3.84%).

10.	INCOME TAX

Income tax charged to the consolidated income statement is as follows:

	Group
	2012	2011
	RMB’000	RMB’000

Provision for PRC income tax	214,944	255,947
Deferred taxation	(10,143)	8,282

	204,801	264,229

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over five years from 2008. For the year ended 31 December 2012, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 25% (2011: 24%). Other subsidiaries of the Company, except for those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2011: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2011: 25%) under the New CIT Law.

11.	DIVIDEND

The Board has not recommended any dividend for the year ended 31 December 2012 (2011: Nil).

12.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB2,954 million (2011: RMB4,576 million) and the weighted average number of shares of 11,276,538,860 (2011: 11,276,538,860) in issue during the year ended 31 December 2012. The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

13.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	Group
	2012	2011
	RMB’000	RMB’000

Within 90 days	2,851,736	2,381,707
91 to 180 days	68,488	79,636
181 to 365 days	35,995	38,382
Over 365 days	208,770	237,356

	3,164,989	2,737,081
Less: provision for impairment of receivables	(202,808)	(233,055)

Trade receivables	2,962,181	2,504,026

14.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	Group
	2012	2011
	RMB’000	RMB’000

Within 90 days	1,473,087	1,761,478
91 to 180 days	397,815	217,331
181 to 365 days	675,630	409,475
1 to 2 years	378,922	153,498
Over 2 years	149,871	150,842

	3,075,325	2,692,624

B.	PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS

Condensed consolidated income statement

For the year ended 31 December 2012

	2012	2011
	RMB’000	RMB’000

Revenue	85,569,250	83,974,505
Less: Cost of operation	(74,700,310)	(70,447,837)
Taxes and surcharges	(670,131)	(1,803,091)
Selling and distribution expenses	(5,443,022)	(5,406,103)
General and administrative expense	(2,743,290)	(2,576,470)
Finance expenses, net	(1,464,341)	441,072
Impairment loss	20,339	(799,364)
Add: Fair value gain	24,831	86,851
Investment income	234,058	128,122

Operating profit	827,384	3,597,685
Add: Non-operating income	2,711,511	1,598,522
Less: Non-operating expenses	(23,239)	(28,493)

Total profit	3,515,656	5,167,714
Less: Income tax	(215,328)	(265,227)

Net profit	3,300,328	4,902,487
Attribute to:
- Equity shareholders of the Company	3,430,105	4,886,702
- Non-controlling interests	(129,777)	15,785

	3,300,328	4,902,487

Condensed Consolidated Balance Sheet

As at 31 December 2012

	2012	2011
	RMB’000	RMB’ 000

Assets
Total current assets	12,674,829	13,712,403
Long-term investment	1,484,366	1,498,881
Fixed assets and construction in progress	94,360,751	84,651,280
Goodwill	8,509,030	8,509,030
Intangible assets and non-current assets	3,921,460	3,831,131
Deferred tax assets	12,043	12,427

Total assets	120,962,479	112,215,152

Liabilities and equity
Current liabilities	48,841,545	43,664,571
Non-current liabilities	47,048,966	46,375,842
Deferred tax liabilities	29,326	29,326

Total Liabilities	95,919,837	90,069,739

Equity shareholders of the Company	23,376,346	20,437,377
Non-controlling interests	1,666,296	1,708,036

Total equity	25,042,642	22,145,413

Total liabilities and equity	120,962,479	112,215,152

C.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING STANDARDS

	2012	2011
	RMB’000	RMB’000

Consolidated profit attributable to equity
shareholders of the Company
As stated in accordance with PRC Accounting
Standards	3,430,105	4,886,702
Impact of IFRS and other adjustments:
- Provision for post-retirement benefits	(401,901)	(326,145)
- Difference in depreciation charges for
aircraft and engines due to
different depreciation lives	(21,958)	(9,288)
- Deferred tax adjustments	10,527	998
- Others	(63,128)	23,465

As stated in accordance with IFRS	2,953,645	4,575,732

Consolidated net assets attributable to
equity shareholders of the Company
As stated in accordance with PRC
Accounting Standards	23,376,346	20,437,377
Impact of IFRS and other adjustments:
- Provision for post-retirement benefits	(3,345,329)	(2,943,428)
- Difference in depreciation charges for
aircraft and engines due to different depreciation
lives and revaluation	52,901	74,859
- Intangibles assets (Goodwill)	2,760,665	2,760,665
- Deferred tax adjustments	42,518	31,991
- Others	38,697	(235,572

As stated in accordance with IFRS	22,925,798	20,125,892

SUMMARY OF SELECTED OPERATING DATA

	2012	2011	Change
Capacity
ATK (available tonne - kilometres)
(million)	19,721.41	18,662.50	5.67%
- Domestic routes	10,531.56	9,908.43	6.29%
- International routes	8,493.45	7,975.16	6.50%
- Regional routes	696.40	778.91	-10.59%

ASK (available seat - kilometres)
(million)	136,723.95	127,890.81	6.91%
- Domestic routes	95,167.75	88,012.97	8.13%
- International routes	36,472.11	34,685.25	5.15%
- Regional routes	5,084.09	5,192.59	-2.09%

AFTK (available freight tonne -
kilometres) (million)	7,416.25	7,152.33	3.69%
- Domestic routes	1,966.46	1,987.26	-1.05%
- International routes	5,210.96	4,853.49	7.37%
- Regional routes	238.84	311.58	-23.35%

Hours flown (thousand)	1,404.52	1,288.40	9.01%

Traffic
RTK (revenue tonne - kilometres)
(million)	14,406.48	13,402.08	7.49%
- Domestic routes	7,705.32	7,256.76	6.18%
- International routes	6,243.40	5,659.85	10.31%
- Regional routes	457.76	485.47	-5.71%

RPK (revenue passenger - kilometres)
(million)	109,112.68	100,895.06	8.14%
- Domestic routes	76,155.58	70,932.87	7.36%
- International routes	29,105.09	26,151.29	11.30%
- Regional routes	3,852.01	3,810.90	1.08%

RFTK (revenue freight tonne -
kilometres) (million)	4,700.90	4,420.57	6.34%
- Domestic routes	922.68	934.14	-1.23%
- International routes	3,661.41	3,338.13	9.68%
- Regional routes	116.82	148.30	-21.23%

Number of passengers carried (thousand)	73,077.06	68,724.96	6.33%
- Domestic routes	62,360.47	58,761.38	6.12%
- International routes	7,903.00	7,246.70	9.06%
- Regional routes	2,813.59	2,716.88	3.56%

	2012	2011	Change

Weight of freight carried (kg) (million)	1,416.48	1,443.05	-1.84%
- Domestic routes	679.85	699.43	-2.80%
- International routes	641.94	626.26	2.50%
- Regional routes	94.69	117.37	-19.32%

Load factors
Overall load factor (%)	73.05	71.81	1.24	pts
- Domestic routes	73.16	73.24	-0.08	pts
- International routes	73.51	70.97	2.54	pts
- Regional routes	65.73	62.33	3.40	pts

Passenger load factor (%)	79.81	78.89	0.92	pts
- Domestic routes	80.02	80.59	-0.57	pts
- International routes	79.80	75.40	4.40	pts
- Regional routes	75.77	73.39	2.38	pts

Freight load factor (%)	63.39	61.81	1.58	pts
- Domestic routes	46.92	47.01	-0.09	pts
- International routes	70.26	68.78	1.48	pts
- Regional routes	48.91	47.60	1.31	pts

Yields and costs
Revenue tonne - kilometres yield (RMB)	5.51	5.71	-3.49%
- Domestic routes	6.68	6.93	-3.65%
- International routes	3.89	3.97	-1.96%
- Regional routes	8.04	7.71	4.24%

Passenger - kilometres yield (RMB)	0.65	0.68	-4.17%
- Domestic routes	0.66	0.69	-4.39%
- International routes	0.62	0.63	-1.09%
- Regional routes	0.84	0.81	4.00%

Freight tonne - kilometres yield (AFTK)
(RMB)	1.71	1.83	-6.44%
- Domestic routes	1.44	1.44	-0.32%
- International routes	1.70	1.82	-6.41%
- Regional routes	3.94	4.49	-12.33%

REPORT OF THE BOARD

Business Overview

In 2012, the global economic downturn resulted in: (i) decreased demand in both international and domestic passenger traffic and freight markets; (ii) greater cost pressure brought by consistently high crude oil price; and (iii) intensified competition among domestic routes due to the preference of passengers for railway over airline transportation becoming progressively commonplace. Meanwhile, the Group’s international routes were also affected by unforeseen international events. Facing the complex international and domestic environment, the Group has, under the premise of ensuring flight safety, maintained positive profitability by optimising route and fleet structure, enhancing sales management in both passenger transportation and freight transportation, maintaining stringent cost control, strengthening construction of information technology and improving the quality of its services.

In 2012, the total traffic volume of the Group was 14,406.48 million tonne-kilometres, representing an increase of 7.49% from last year. Revenue of the Group was RMB85,253 million; with total profit of RMB2,808 million. Net profit attributable to the equity shareholders of the Company was RMB2,954 million.

In 2012, the Company accounted for 50.20% and 38.40% of the total market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of total flight take-offs and landings; and accounted for 48.20% and 36.60% of the total market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of passenger throughput.

Review of Operations

Safety Management

The Group maintained a stable safety system in 2012. The Group continued to strengthen its construction of the Safety Management System (SMS); promulgated and issued the work plan and implementation proposals of the SMS with the relevant teams; commenced specific restoring measures regarding the risks such as lighting strike, hard landing and communication failure; established the Nantong airport training base to reinforce training on flying skills; and formulated the “星級飛行人員考評和薪酬方案 (Assessment and Remuneration Packages of Star-rating Flight Crew Members)”, which commenced star-rating assessment of all flight crew members in terms of flight safety, flight quality, practice and discipline and services. Such rating system not only optimized our incentive programs, but also enhanced our environment and culture for safe operations. The Company assessed and appointed 361 five-star captains during the first assessment at the end of 2012.

Passenger Traffic Business

Developing hub networks

In 2012, for domestic routes, the Group increased the frequency of flights in certain express and sub-express routes, including Shanghai to Guangzhou, Chongqing, Zhengzhou and Changsha. The Group essentially achieved full coverage over routes from Kunming to other provincial capitals in the PRC by leveraging on opportunities arising from the release of time slots at the new Kunming airport, which introduced new destinations such as Yinchuan, Jinan and Xining. The Group introduced new flights from Ningbo, Hefei and Nanchang to Northwest China via Xi’an and increased the frequency of flights from Xi’an to Northwest China by leveraging on the opportunities arising from the release of time slots at a new terminal in the Xi’an airport. For international routes, the Group introduced four weekly routes from Shanghai to Cairns, Australia; and increased the frequency of flights from Shanghai to Paris, Rome, Sydney and Hawaii during peak seasons. Given the change of relationship between China and Japan and related market factors, the Group reduced its flight capacity allocated to routes between the two countries after September 2012, and reallocated resources to Southeast Asian routes, as well as increased the frequency of flights from Shanghai to Ho Chi Minh, Kuala Lumpur, Bangkok and Delhi.

The Group steadily fostered the construction of flight system for its core hub in Shanghai and regional hubs in Kunming and Xi’an by introducing new flight destinations and increasing the frequency of certain flights, thereby enhancing its transfer and connection capability in these hub markets. By the end of 2012, a preliminary flight frequency of “four-in-four-out” was established at Shanghai Pudong International Airport, with “four-in-four-out” currently also being established at Kunming Airport, which increased the transfer and connection services via Kunming to Southeast Asia, South Asia and Western Asia. Xi’an Airport is also in the process of establishing a “three-in-three-out” flight frequency.

In addition, the Group actively strengthened its position in the Beijing market. Facing the relatively saturated time slot resources of flights at Beijing Capital International Airport, the Group integrated China United Airlines Co., Ltd. (“China United Airlines”), the sole operator of Beijing Nanyuan Airport and the Hebei Branch of the Company, to establish the new China United Airlines. The new China United Airlines fully utilized time slots at Nanyuan Airport and added six B737 aircraft, which increased the frequency of flights from Beijing Nanyuan to Shenzhen, Xiamen and Changsha, and has enhanced the Group’s market share in Beijing.

In 2012, the Company implemented code-sharing programs covering 274 destinations along 429 routes with SkyTeam member airlines, as well as 130 destinations along 142 routes with non-SkyTeam member airlines, which has further broadened the coverage of the Group’s route network.

Enriching the categories of marketing products

In 2012, the Group took the initiative to develop marketing products based on the characteristics of different markets and routes to expand its sales channels, broaden its customer base and increase its flight revenue.

The Group designed four core products of the “東方系列 (Eastern Series)” in accordance with different levels of demand and consumption, including “東方尊享 (Eastern Premium)” which targets high-quality business travelers, providing them with concierge-style, full accompaniment services; 東方優享 (Eastern Privileges) which targets potential high-value travelers, providing them with upgraded experiences and door-to-door pickup services to and from the airport; 東方至遠 (Eastern Far Reach) which targets travelers with special needs, providing them with one-stop services covering visa application before departure to ticketing reservation; and 東方穿梭 (Eastern Shuttle) which targets travelers to Yunnan, providing them with itinerary design, transit and destination value-added services.

In 2012, the Group cooperated with the Shanghai Railway Bureau to launch “Air-Rail Pass Transportation” products in 13 cities in the Yangtze River Delta including Nanjing, Hangzhou and Suzhou. The Group’s domestic and international flights together with its high-speed railway products at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport have formed a air-rail two-way transportation product, which has helped the Group broaden its customer resources.

Meanwhile, in response to the low seasons, the Group launched travel products such as “Journey to the Three Regions in Southern China” (Yunnan, Hainan and Jiangnan) and “Journey to the West” (trip to Greater Western China via Xi’an), which has effectively enhanced passenger load factor for flights during low seasons.

Developing customer resources

The Group actively explored and expanded its customer base of high-end business travelers to accelerate the development of group clients. In 2012, the Group added over 200 group clients, of which 15 are global group clients. Currently, the total number of group clients amounts to over 4,500, which has resulted in increased sales revenues.

The Group fully promoted the development of Eastern Miles membership business. In order to attract more members, and to provide members better experience in terms of diversity, comprehensiveness and flexibility, the Group strengthened its cooperation with retail store owners by increasing the number of co-operative stores where members may accumulate and redeem points to 74, covering various industries such as financial services, hotel, car rental and health services. The total number of exchangeable goods through this program has increased to over 850 items. By the end of 2012, the Group had over 3 million new Eastern Miles members, with a total of 18 million members.

Freight Transportation Business

In 2012, the Group reduced its allocation of flight capacity for freight transportation in response to weak demand in the freight transportation market. Meanwhile, the Group adjusted and optimized its freight transportation flight routes by changing the interline routes of “Shanghai Pudong-Copenhagen-Paris-Shanghai Pudong” to a single route of “Shanghai Pudong-Copenhagen” and “Shanghai Pudong-Paris”, and canceled our inbound domestic destination at Tianjin for the route of Shanghai Pudong-Chicago.

In terms of marketing of freight transportation, the Group promoted the construction of cabin space and freight price control system and strengthened its income management by establishing sales models at headquarters; increased sales efforts for early flight express mail products so as to boost the sales of seasonal goods; facilitated the integration of Yangtze River Delta market and overall planning of a regional sales network in Yangtze River Delta to conduct joint sales in the region.

In order to enhance the management of its freight transportation business and increase the efficiency and quality of operations, the Group established a global freight transportation command center to fully control the management of 58 freight terminals; completed the implementation of 20 domestic and 22 international station benchmarks in accordance with Cargo2000 (a quality management standard for international aviation freight transportation industry); strengthened the construction of quality management system; and revised the operation standard of general cargo and express mail, thereby shortening the time between receipt and delivery of goods at Shanghai station.

In addition, the Group’s various efforts facilitated the entering of China Cargo Airlines Co., Ltd. (“China Cargo Airlines”) to the SkyTeam Freight Alliance. On 6 June 2012, the Company formally signed a letter of intent to join the SkyTeam Freight Alliance, with official membership to commence in 2013.

Fleet Structure

In 2012, through selling and surrendering leases for old aircraft and introducing new aircraft, the Group further optimised its fleet structure. In 2012, the Group completed the following:

1.	the purchase and finance-lease of a total of 31 aircraft, including five A321 aircraft, ten A320 aircraft, six A330-200 aircraft, seven A319 aircraft, two B737-700 aircraft and one B737-800 aircraft;

2.	the operating lease of a total of 18 aircraft, including nine A320 aircraft and nine B737-800 aircraft; and

3.	the retirement of a total of 10 aircraft, including disposal of five A340-300 aircraft and one Hawker800 aircraft; and surrender of leases for two A319 aircraft, one B737-800 aircraft and one B737-700 aircraft.

Meanwhile, the Group stepped up its efforts to develop business aircraft custody services. In 2012, eight business aircraft in custody were added for a total of 12 business aircraft in its fleet.

As at 31 December 2012, the Group operated a fleet of 428 aircraft, which included 397 passenger aircraft, 19 freighters and 12 business aircraft in custody.

Fleet structure as at 31 December 2012

		Self-owned	Under
		and under	operating
No.	Model	finance lease	lease	Sub-total

Passenger aircraft

Wide-body aircraft
1	A340-600	5	–	5
2	A330-300	8	7	15
3	A330-200	10	3	13
4	A300-600R	7	–	7
5	B767	6	1	7

Narrow-body aircraft
6	A321	27	–	27
7	A320	98	33	131
8	A319	12	8	20
10	B757-200	5	5	10
11	B737-800	17	56	73
12	B737-700	37	18	55
13	B737-300	16	–	16
14	CRJ-200	8	–	8
15	EMB-145LR	10	–	10

Total number of passenger aircraft		266	131	397

Freighter

17	MD-11F	–	3	3
18	A300-600R	3	–	3
19	B747-400ER	2	3	5
20	B757-200F	–	2	2
21	B777F	–	6	6

Total number of freighters		5	14	19

Total number of passenger aircraft and
freighters		271	145	416

		No. of custody

Business aircraft		12

Total number of aircraft				428

Cost Control

The Group strictly controlled its budget and reinforced cost control by adopting a comprehensive budget management approach. The Group also proactively promoted all-levels integration of its procurement resources and streamlined and optimized the procurement process, as well as implemented entire-process control over procurement. The Group implemented approximately 700 instances of centralized procurement with respect to information technology, automobile, fuel oil and in-flight supplies in 2012. Meanwhile, the Group also strengthened DOC (Direct Operation Cost) control and management by streamlining aircraft models and optimising route structure. The Group also reduced fuel consumption by way of precise refueling based on its flight plans, which effectively reduced fuel costs by approximately RMB130 million in 2012. In addition, the Group actively explored financing channels and sought to reduce its finance costs by means of various financial instruments. In 2012, the Company issued the super short-term commercial paper of RMB4 billion with a consolidated finance cost lower than the benchmark market interest rate.

Information Technology

The Group has always attached great importance to the establishment of information technology, and has sought to implement information technology that contributes to the comprehensive development of the Group’s business. In 2012, the Group further optimised its electronic sales service system, including its official website, call centres and mobile application “東航移動E (China Eastern Mobile E)”, which serves to enhance customer experience while increasing the Group’s direct sales. The Group upgraded its official domestic website and launched nine overseas websites. The Group fostered the transformation and upgrade of call centres and gradually expanded this system to all branches, subsidiaries and sales departments. In view of the increasing popularity of smart phones, the Group introduced the new version “東航移動E (China Eastern Mobile E )” in 2012, providing a streamlined customer experience with tickets booking, flight status checking and online check-in and international tickets sales services via a domestic mobile application.

Meanwhile, the Group took a proactive approach towards the development of self-service check-in functions and continuous improvement of an online check-in system to offer more convenient self-services for passengers.

Service Quality

Adhering to the concept of “customer satisfaction above all else” and “providing heart-to- heart service to our customers”, the Group optimised and adjusted its fleet structure while proactively pushing the enhancement and renovation of its hardware and software service products. In 2012, the Group’s newly upgraded infrastructures and facilities, including ground VIP lounges, waiting areas and check-in areas in regional hubs and key markets such as Xi’an, Kunming and Beijing Nanyuan, as well as the Company’s exclusive VIP lounges at Guangzhou and Shenzhen airports, have commenced operations. The Group advocated a green, environmentally friendly and healthy catering concept and joined hands with world- renowned hotel groups to design innovative cuisine to be served in first class and business class cabins. The Group also promoted customized service of “Inflight Meals Ordered Before Flight” for first class and business class cabins and high-end customers. The content of entertainment systems in the passenger cabins has been continuously improved to ensure diversified in-flight entertainment experience of passengers. In addition, under circumstances where flights were substantially affected due to bad weather and other unexpected events, the Group increased the number of information dissemination platforms and optimised procedures to address such issues by providing timely information of flight status for customers to facilitate their adjustments of their trips.

Transformation and Development

Working around the transformation target of “transforming from an air passenger and freight carrier to an integrated aviation services and logistics services provider”, the Group took the first step of transformation by making a serious effort to push forward the integration and allocation of internal resources in 2012. Led by information technology, passenger transportation transformation was driven by improved network capability, product marketing and customer demand. The Group further explored customer resources and steadily promoted the construction of the Group’s electronic business platform and mobile service platform. As for freight traffic transformation, the Group integrated our China Cargo Airlines and 上海東方遠航物流有限公司 (Shanghai Eastern Airlines Logistics Co., Ltd) (“Eastern Logistics”), now known as 上海東方航空物流有限公司, which developed new businesses such as freight expressway, logistics solutions and aviation trading on the basis of its existing strong traditional storage and freight transportation business, which enables the Group to build a neutral logistics platform for logistics services.

Meanwhile, in its proactive response to the rapid development of low-cost airlines around the world, the Group entered into a shareholders’ agreement with Qantas Airways Limited (“Qantas”) in 2012, pursuant to which a joint venture low-cost airline will be established in Hong Kong by making use of the low-cost “Jetstar” brand owned by Qantas. As of the date of this announcement, Jetstar Hong Kong Limited (“Jetstar Hong Kong”) had obtained the Certificate of Incorporation issued by the Hong Kong Special Administrative Region.

Social Responsibilities

The Group adhered to the philosophy of “cherished by staff, preferred by customers, satisfactory to shareholders and trusted by society” for its social responsibility. While pursuing sustainable development of enterprise, the Group incorporates its social responsibility philosophy into the whole process of corporate decision and production operation, with a view to unify corporate development and social responsibilities.

The Group stepped up its effort in embarking on energy saving and emission reduction works, and promoting the concept of low-carbon flying. Jet fuel consumption accounted for more than 98% of the energy consumption of the Group. More than 90% of its flights refuel and fly in accordance with the “low-carbon flying” plan. By implementing measures such as standardised and regulated management and via system restrictions, procedural enhancements and technological innovation, fuel consumption and carbon emission were lowered. In 2012, the Group reduced emission of carbon dioxide by 225,000 tonnes.

Meanwhile, the Group proactively supported and participated in social charitable events. During 2012, the Group continuously strengthened its effort in supporting poverty relief activities, including providing a special subsidy of RMB5.3 million for Shuangjiang and Cangyuan, Yunnan and selecting two talented individuals for secondment to develop their experience in these regions. Over the past ten years, the aggregate amount of subsidies given to Yunnan has exceeded RMB10 million.

In addition, the Group continued its large-scale voluntary service campaign called “Love at China Eastern”. In 2012, 693 activities were held with 55,609 staff members participated, serving a total of 34,000 people. Activities which have brought about great impact on the society included “LingYan Crew bring you back to Wenchuan County (淩燕帶您重返汶川)”, “China Eastern Airlines Provides Study Subsidy to Children in Lincang, Yunnan to fulfill their dreams (圓夢助學•雲南臨滄兒童看東方)”. The Group has engaged nine university students from Hong Kong to join our internship program, reinforcing exchange between young talented individuals in Hong Kong and Mainland China.

Awards and Recognition

The Group is committed to works relating to brand image management, communications and promotion as well as brand maintenance. Over the years, the Group through its continued efforts has established a premium brand image in the market and received various major awards: the Company was awarded the “Golden Tripod Prize” at the 8th Annual Meeting of China’s Securities Market; awarded “The Golden Bauhinia Award” of “The Listed Company with Best Brand Value 2012 (最具品牌價值上市公司2012)” by China Securities; awarded “2012 Best Mid-cap Company of the Best Managed Company in China” by Hong Kong Asiamoney Magazine; recognized as “Top 50 Most Valuable Chinese Brands” by WPP, a global brand communication and public relations firm, for consecutive two years, ranking 25th in 2012; recognized as one of the 2013 TOP 10 CSR Ranking (企業社會責任排行榜前10強;by Fortune China Magazine; named as “Healthy China - Best Employee Health & Benefit Unit (健康中國最佳員工健康福利單位)” by Health Times (健康時報) and Tsinghua University; named as “Internal Audit Leading Enterprises (內部審計領軍企業)” by China Institute of Internal Audit and “Best 100 Employer (最佳僱主100強)” by Zhilian Zhaopin (智聯招聘). Our international “World-class hospitality with Eastern charm” brand is receiving wide recognition from the public.

Operational Revenues

In 2012, the Group’s revenues was RMB85,253 million, representing an increase of 3.46% from the previous year. Transportation revenue amounted to RMB79,444 million, representing an increase of 3.83% from the previous year. In 2012, the Group’s total traffic volume was 14,406.48 million tonne-kilometres, representing an increase of 7.49% from the previous year.

In 2012, the Group’s passenger revenues amounted to RMB71,419 million, representing an increase of 4.36% from the previous year, and accounting for 89.90% of the Group’s traffic revenues in 2012. Passenger traffic volume was 109,112.68 million passenger-kilometres, representing a 8.14% increase from the previous year.

The Group’s domestic passenger traffic volume was 76,156 million passenger-kilometres, representing an increase of 7.36% from the previous year. Compared to 2011, domestic passenger revenues increased by 2.41% to RMB50,141 million, accounting for 70.21% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s international routes was 29,105.09 million passenger-kilometres, representing a 11.30% increase from the previous year. Compared to 2011, international passenger revenues increased by 10.15% to RMB18,057 million, accounting for 25.28% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s regional routes was 3,852.01 million passenger- kilometres, representing a 1.08% increase from last year. Compared to 2011, regional passenger revenues increased by 4.65% to RMB3,221 million, accounting for 4.51% of the Group’s passenger revenues.

In 2012, the Group’s cargo and mail traffic revenues decreased by 0.67% to RMB8,025 million, as compared to 2011, accounting for 10.10% of the Group’s traffic revenues in 2012. Cargo and mail traffic volume was 4,700.90 million tonne-kilometres, representing a 6.34% increase from last year.

Operating Expenses

In 2012, the Group’s total operating costs was RMB82,745 million, representing an increase of 4.35% from previous year.

Analysis of the changes in other items under operating costs of the Group is set out as follows:

Aviation fuel costs account for the most substantial part of the Group’s operating costs. In 2012, total aviation fuel consumption was approximately 4,177,700 tonnes, representing a 7.22% increase compared to last year. In 2012, the average price of jet fuel increased by 2.14% compared to last year. Aviation fuel expenditures of the Group reached RMB29,872 million (based on value-added tax), representing an increase of 2.20% from RMB29,229 million last year. The Company implement the policy of transformation from business tax to value-added tax in 2012. If calculated in line with the business tax, aviation fuel costs for 2012 grew by 9.52% from last year, and the increase in price of jet fuel increased aviation fuel expenditures by approximately RMB671 million. The increase in aviation fuel consumption resulted in an increase in aviation fuel expenditures of approximately RMB2,111 million.

Take-off and landing charges amounted to RMB9,066 million, or an increase of 8.57% from last year, and was primarily due to the increase in the number of take-off and landings, as well as an increase in average unit price of take-off and landing charges.

Depreciation and amortisation amounted to RMB7,557 million, or a growth of 8.49% from last year, and was primarily due to the addition of new aircraft and engines by the Group in 2012, resulting in a greater base number for depreciation and amortisation.

Wages, salaries and benefits amounted to RMB10,059 million, or an increase of 16.09% from last year, and was primarily due to an increase in the number of staff and the increase in hours flown.

Food and beverage expenses were RMB2,031 million, representing an increase of 0.45% from last year.

Aircraft operating lease rentals amounted to RMB4,438 million, or an increase of 7.50% from last year, and was primarily due to an increase in the number of aircraft held through an operating lease in 2012.

Other operating lease rentals amounted to RMB609 million, or an increase of 23.83% from last year, and was primarily due to an increase in the leases for warehouses and VIP lounges at airports.

Sales and marketing expenses were RMB3,727 million, representing a decrease of 0.33% from last year.

The amount of civil aviation infrastructure levies payable to Civil Aviation Administration of China (“CAAC”) amounted to RMB1,414 million, representing an increase of 7.04% compared to last year, and was primarily due to an increase of miles flown by 8% by the Company in 2012.

Ground services and other charges were RMB594 million, representing an increase of 4.67% from last year.

Office, administration and other operating expenses amounted to RMB8,983 million, representing an increase of 1.46% from last year primarily due to an increase in the number of staff.

Other operating income

In 2012, other operating income of the Group amounted to RMB1,720 million, an increase of 62.01% from the same period last year, primarily due to an increase in operations subsidy from the government.

Finance income/costs

In 2012, the Group’s finance income was RMB349 million, a decrease of RMB1,675 million from the same period last year, primarily due to the minimal appreciation of the Renminbi against the U.S. dollar in 2012, which had substantially appreciated in 2011. Finance costs amounted to RMB1,697 million, an increase of RMB235 million, primarily due to an increase in interest expenses arising from increased borrowings and finance leases.

Profit

As a result of the foregoing, the Group’s profit attributable to the equity shareholders of the Company in 2012 was RMB2,954 million, representing a 35.45% decrease as compared to the Group’s profit attributable to the equity shareholders of the Company of RMB4,576 million in 2011.

Liquidity and Capital Structure

The Group’s primary capital requirements are for its daily operations and to fund capital expenditures for the purchase of aircraft and flight equipment. Cash generated from the ordinary course of the Group’s business was generally able to satisfy the cash required for the Group’s daily operation and generate cash surplus. In 2011 and 2012, net cash inflow from the Group’s operating activities amounted to RMB13,623 million and RMB12,617 million, respectively. Capital expenditures for the purchase of aircraft and flight equipment was partly funded by internal funds, and the balance of which was mainly financed by long-term and short-term borrowings and finance leasing. In 2011 and 2012, net cash outflow from the Group’s investment activities were RMB14,939 million and RMB11,789 million, respectively. Net cash inflow from the Group’s financing activities in 2011 was RMB2,136 million. Net cash outflow from the Group’s financing activities in 2012 was RMB2,174 million.

The Group generally operates with net current liabilities. As at 31 December 2012, the Group’s current liabilities exceeded its current assets by RMB35,948 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining borrowings from domestic and foreign banks in China. In addition, the Group proactively explored its financing channels and continued to optimise its debt structure and lower its finance costs by issuing various kinds of bonds.

The Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 31 December 2012, the debt ratio of the Group was 80.17%.

As at 31 December 2011 and 2012, the amount of the Group’s borrowings due within one year were RMB18,171 million and RMB22,640 million, respectively. As of 31 December 2011, the Group’s borrowings payable from one to two years, from three to five years, and beyond five years were RMB8,408 million, RMB9,391 million and RMB5,804 million, respectively, as compared to RMB7,273 million, RMB7,906 million and RMB7,918 million, respectively, as of 31 December 2012.

The Group’s obligations under finance leases as at 31 December 2011 and 2012 were RMB20,261 million and RMB21,858 million, respectively. As at 31 December 2011, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB5,017 million, RMB7,235 million and RMB8,009 million, respectively, as compared to RMB5,309 million, RMB7,925 million and RMB8,624 million, respectively, as of 31 December 2012.

As at 31 December 2012, the Group’s borrowings comprised USD-denominated borrowings of USD5,028 million and RMB-denominated borrowings of RMB13,827 million. Fixed- rate borrowings and floating-rate borrowings accounted for 22.91% and 77.09% of total borrowings, respectively, in 2012. As at 31 December 2011, the Group’s borrowings comprised USD-denominated borrowings of USD3,967 million and RMB-denominated borrowings of RMB16,780 million. Fixed-rate borrowings and floating-rate borrowings accounted for 15.6% and 84.4% of total borrowings, respectively, in 2011.

As at 31 December 2012, the Group’s obligations under finance leases comprised USD-denominated obligations of USD2,983 million, Singapore dollar-denominated obligations of S$245 million, Hong Kong dollar-denominated obligations of HK$1,468 million, and Japanese Yen-denominated obligations of JPY9,136 million. As at 31 December 2011, the Group’s obligations under finance leases comprised USD-denominated obligations of USD2,840 million, RMB-denominated obligations of RMB1,090 million and Singapore dollar-denominated obligations of S$263 million. The Group’s finance leases were floating- rate obligations in 2011 and 2012.

RISK ANALYSIS

Interest rate fluctuation risk

The Group’s total interest-bearing liabilities (including long-term and short-term borrowings, finance leases and bonds payable) as at 31 December 2011 and 2012 were RMB62,035 million and RMB67,594 million, respectively, of which short-term liabilities accounted for 33.26% and 37.35%, respectively, for those years. A portion of long-term interest-bearing liabilities were liabilities with variable interest rates, and were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in US dollars and Renminbi. As at 31 December 2011 and 2012, the Group’s liabilities denominated in US dollars accounted for 69.14% and 74.5%, respectively, of total liabilities while liabilities denominated in Renminbi accounted for 28.81% and 20.46%, respectively, of total liabilities during those periods. Fluctuations in the US dollar and Renminbi interest rates have significantly affected the Group’s finance costs.

Exchange rate fluctuation risk

Since 21 July 2005, the Chinese government has adjusted the Renminbi exchange rate system and established a floating exchange rate system by which the exchange rate would be adjusted and managed based on market supply and demand, with reference to a basket of foreign currencies. The fluctuation in the Renminbi exchange rate is affected by domestic and international economic and political conditions and general currency supply and demand dynamics.

The Group operates its business in many countries and territories and generates revenue in different currencies. As such, its foreign currency liabilities are generally much higher than its foreign currency assets at the end of the period. The Group’s major liability item (purchases or leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in foreign exchange rates will affect the Group’s costs incurred from foreign purchases such as aircraft, flight equipment and jet fuel, and take-off and landing charges at foreign airports. As at 31 December 2012, the Group’s total interest-bearing liabilities denominated in foreign currencies, converted to Renminbi, amounted to RMB53,767 million, of which US dollar liabilities accounted for 93.66% of this amount. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to foreign exchange loss arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales, and expenses to be paid in foreign currencies. The Group’s foreign currency hedging contracts mainly involve the sales of Japanese Yen and the purchase of US dollars at fixed exchange rates. As at 31 December 2012, foreign currency hedging contracts held by the Group amounted to a notional amount of USD58 million (31 December 2011: USD46 million), and will expire between 2013 and 2017.

The Group recorded a decrease in net foreign exchange gains in 2012. As at 31 December 2011 and 2012, the Group’s foreign exchange gains were RMB1,872 million and RMB148 million, respectively. Due to the significant amount of existing net foreign currency liabilities, the Group’s results will be materially and adversely affected if the Renminbi depreciates against the US dollar, or if the rate of appreciation of the Renminbi against the US dollar decreases in the future.

Risk associated with the fluctuation of fuel prices

Jet fuel is one of the Group’s major operating expense. The fluctuation of jet fuel prices has significant impact on the Group’s operating results. Foreign fuel prices are mainly affected by supply and demand dynamics in the global market. In addition, domestic jet fuel prices are supervised by governmental authorities such as the National Development and Reform Commission and CAAC of PRC. The Group generally reduces the fuel price impact on operating results arising from increasing jet fuel prices by imposing passenger fuel surcharges, reducing fuel consumption by route optimisation and enhancing cost controls.

In 2012, assuming constant factors but excluding the effects of crude oil option contracts, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,494 million.

Pledges on assets and contingent liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2012, the value of the Group’s assets used to secure certain bank loans was RMB22,544 million, representing an increase of 23.08% from RMB18,317 million as at 31 December 2011.

As of 31 December 2012, the Group had no significant contingent liabilities.

EFFECT OF POLICIES

Effective 1 January 2012, the pilot programme for the transformation from business tax to value-added tax regarding the transportation industry commenced in Shanghai, which affects our CEA headquarters, Shanghai Airlines Co., Ltd. (“Shanghai Airlines”), China Cargo Airlines, Eastern Logistics and Eastern Business Airlines and has affected the Group’s income and costs.

On 25 July 2012, the PRC State Council extended the scope of this pilot programme, and effective 1 August 2012 until year end, the scope of the pilot programme regarding the transportation and certain modern service industries was gradually extended from Shanghai to ten provinces and municipalities, including Beijing, Tianjin and Jiangsu province. Certain of the Company’s subsidiaries, including China United Airlines, CEA Jiangsu and CEA Wuhan began to enforce the policies.

As at 1 January 2012, the pilot programme affected the Group as revenues of the Group (excluding tax) decreased by RMB2,954 million, while operating expenses of the Group decreased by RMB3,132 million, and total profit increased by RMB178 million.

HUMAN RESOURCES

As at 31 December 2012, the Group had 66,207 employees, the majority of whom worked in or were based in China. The wages of the Group’s employees generally consisted of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees, and the Group did not experience a significant turnover of employees or encounter any major difficulties in recruiting new employees.

OUTLOOK FOR 2013

The Group cautions readers of this report. As an air transport enterprise that provides public service functions, the operations of the Group are closely linked to political and economic developments both in the PRC and abroad. As such, the Group’s operations as well as that of the aviation industry are, to a significant extent, subject to risks associated with unforeseen occurrences of geopolitical events and other significant events.

The 2012 annual results of the Group includes certain forward-looking statements with respect to the future plans of the Group and the outlook of international and domestic economic conditions and the general condition of the global aviation industry. Such forward-looking statements are subject to many uncertainties and risks beyond our control, and the actual results of the Group may vary materially from these forward-looking statements. You are cautioned not to place undue reliance on such forward-looking statements.

In 2013, there is still uncertainty in the global economy; China’s economic growth has generally slowed down but has also maintained steady and relatively rapid development. Under this operation environment, the Group, with the premise of maintaining safe operations, intends to achieve its goal of strengthening its management of passenger and freight carriers and strictly controlling cost to achieve improved operational efficiency.

For the passenger traffic business, the Group expects to allocate flight capacity and routes precisely and properly and to maintain accurate control of cabin space and refine pricing management. The Group will seek to increase the proportion of direct sales by expanding its sales and marketing platform; and step up its efforts to develop transitation and tourism products by leveraging on its 72-hours visa-free stay policy in Shanghai and Beijing. The Group also seeks to further enhance its cooperation with members and non-members airlines of the SkyTeam Alliance. Performance efficiency will also be enhanced through strengthened sales and marketing management measures and increased operating efficiency.

In terms of freight logistics, the Group will seek to adjust the structure of its freight fleet and route network, based on existing market conditions. Operating costs are expected to be reduced by controlling the allocation of flight capacity. Building on its steady freight carrier business, the Group will seek to enhance the operation management of bellyhold space to increase freight traffic revenue. Meanwhile, the Group will actively expand its presence in the freight logistics market by enhancing its ability to provide logistics solutions.

The Group will continue to implement comprehensive budget management measures and strengthen the overall control in implementating this budget. Fuels cost can be decreased through reduced fuel consumption by way of continued route optimisation, continued operational management refinement and continued weight reduction on board flights. Procurement costs will also be reduced by implementing centralised procurement measures and increasing bargaining power on bulk purchase. Maintenance cost can be reduced by enhancing engine overhaul capabilities and increasing maintenance monitoring. Finance cost can be reduced by the use of various financial instruments. Through these various efforts and controls over various costs and expenses, the Group’s profitability can be enhanced.

While the Group will focus on traditional passenger and freight transportation operation, it will also actively promote the transformation and development of both operations. The Group will also further improve its electronic business platforms and mobile service platforms to facilitate the transformation of passenger traffic operation through optimisation of network flight capacity, expansion of aviation value chains, and enrichment of product portfolio and exploration of customer resources. For the transformation of freight logistics, the Group will benefit from economies of scale from the consolidation of its freight logistics business, which will speed up the transformation of freight transportation business and establish a platform for freight expressway to create a competitive freight expressway brand. The Group will also strengthen its truck transportation business to establish new revenue streams for freight transportation. An innovative storage approach will be adopted to expand the single storage function of cargo warehouses into a distribution centre with multiple functions such as storage, cargo management and cargo delivery.

The Group’s major capital expenditures are generally related to jet fleet expansion. In the coming years, the Group will continue to optimise its fleet structure through the introduction of mainstream models, retirement of old models and streamlining of aircraft models to reduce operating costs.

Future aircraft plan

	2013		2014		2015		2016		2017
Model	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement

A320 Series	22	4	26	-	31	-	20	-	15	-
A330 Series	8	-	8	-	7	-	-	-	-	-
A340 Series	-	-	-	1	-	4	-	-	-	-
B737NG	26	5	24	-	35	-	15	-	-	-
B757	-	-	-	1	-	1	-	-	-	-
B777-300ER	-	-	4	-	5	-	5	-	3	-
Regional aircraft	-	-	-	8	-	5	-	5	-	-
Freighter	-	-	-	-	-	-	-	-	-	-
A300-600F	-	3	-	-	-	-	-	-	-	-
B747	-	-	-	1	-	1	-	-	-	1
B757F	-	-	-	-	-	2	-	-	-	-
MD11	-	2	-	-	-	-	-	-	-	-

Total	56	14	62	11	78	13	40	5	18	1

Note:	The abovementioned quantity and timing for the introduction and retirement of aircraft shall be subject to adjustment based on market conditions.

SHARE CAPITAL

1.	As at 31 December 2012, the share capital structure of the Company is set out as follows:

			Approximate
			percentage in
		Total number	shareholding
		of shares	(%)
I.	A shares	7,782,213,860	69.01
II.	H shares	3,494,325,000	30.99
III.	Total number of shares	11,276,538,860	100.00

2.	Substantial shareholders

Shareholders with an interest in 10% or more of any class of the issued shares in the Company as of 31 December 2012 are as follows:

		Approximate
		percentage in
	Number	total share
Name	of shares	capital (%)
China Eastern Air Holding Company
(“CEA Holding”)	4,831,375,000	42.84%
HKSCC Nominees Limited	3,478,742,299	30.85%

Details relating to interests, as at 31 December 2012, of the Company’s directors, supervisors, chief executive officer, members of senior management and those of other shareholder(s) of the Company having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance) will be set out in the 2012 annual report of the Company in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

MATERIAL MATTERS

1.	Dividends

According to the financial statements prepared in accordance with the PRC Accounting Standards, as of 31 December 2012, the accumulated net profit of the Company is negative. The Board does not recommend payment of any dividend for 2012. The profit appropriation proposal for 2012 will be set forth at the 2012 annual general meeting for consideration.

2.	Purchase, sale or redemption of securities

During the financial year of 2012, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

3.	Material litigation

As at 31 December 2012, the Group was not involved in any litigation, arbitration or claim of material importance.

4.	Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes on corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices for the year ended 31 December 2012 met the requirements under the provisions in the Code on Corporate Governance Practices (for the period between 1 January 2012 and 31 March 2012) and Corporate Governance Code (for the period from 1 April 2012 to 31 December 2012) set out in Appendix 14 to the Listing Rules.

5.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results prepared under IFRS for the year ended 31 December 2012.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Group.

6.	Changes in personnel

Appointment

Name	Date of appointment	Approval	Position
Organization

Xu Zhao	28 June 2012	2011 annual general	Director
meeting

Gu Jiadan	28 June 2012	2011 annual general	Director
meeting

Tang Bing	28 June 2012	2011 annual general	Director
meeting

Xi Sheng	28 June 2012	2011 annual general	Supervisor
meeting

Wang Jian	6 April 2012	13th meeting of the	Board Secretary,
		sixth session of	Joint Company
		the Board	Secretary, Authorised
Representative in
Hong Kong

Ngai Wai Fung	6 April 2012	13th meeting of the	Joint Company
		sixth session of	Secretary
the Board

Resignation

Name	Date of resignation	Position

Luo Zhuping	6 April 2012	Board Secretary, Company
Secretary, Authorised
Representative in
Hong Kong

7.	Change of particulars of directors or supervisors under Rule 13.51B(1) of the Listing Rules

Mr. Li Yangmin, a director of the Company, was appointed as an executive director of Eastern Logistics, a subsidiary of the Company, with effect from December 2012 and ceased to act as the chairman of China Cargo Airlines, a subsidiary of the Company, with effect from January 2013.

Mr. Tang Bing, a director of the Company, was appointed as the chairman of Shanghai Airlines, a subsidiary of the Company, with effect from January 2012 and the chairman of Jetsar Hong Kong with effect from October 2012.

Mr. Wu Xiaogen, an independent non-executive director of the Company, ceased to act as an independent non-executive director of China Petroleum & Chemical Corporation (a company listed on the Stock Exchange) with effect from May 2012.

Mr. Shao Ruiqing, an independent non-executive director of the Company, ceased to act as an independent non-executive director of SAIC Motor Corporation Limited (a company listed on the Shanghai Stock Exchange) with effect from May 2012.

8.	Miscellaneous

The Company wishes to highlight the following information:

1.	On 23 March 2012, the Company entered into a binding memorandum of understanding with Jetstar Airways Pty Limited (a wholly-owned subsidiary of Qantas) for the establishment of a low-cost airline in Hong Kong. On 24 August 2012, Eastern Air Overseas (Hong Kong) Corporation Limited (“Eastern Air Overseas ”, a wholly-owned subsidiary of the Company) entered into a shareholders’ agreement with Jetstar International Group Holdings Co., Limited (“Jetstar International”, a wholly-owned subsidiary of Qantas), pursuant to which Eastern Air Overseas and Jetstar International agreed to establish a Hong Kong-based, Jetstar-branded low-cost airline. For details, please refer to the announcements of the Company issued in Hong Kong dated 23 March 2012 and 24 August 2012.

2.	On 27 April 2012, the Company entered into a purchase agreement with Boeing Company in Shanghai, China regarding the purchase of twenty Boeing B777-300ER aircraft. On the same date, the Company entered into a disposal agreement with Boeing Company regarding the disposal of five Airbus A340-600 aircraft. For details, please see the announcements of the Company issued in Hong Kong dated 27 April 2012 and 28 June 2012 and the circular of the Company dated 14 May 2012.

3.	On 27 April 2012, the resolution on the Company’s issuance of super short-term commercial paper was considered and approved by the Board. The Company intended to issue within the PRC the super short-term commercial paper with an aggregate principal amount of not more than RMB10 billion and for a term of not more than 270 days (in multiple tranches on a rolling basis). The proposal was considered and approved at the general meeting of the Company held on 28 June 2012. The Company completed the issuance of the 2012 first tranche of the super short-term commercial paper on 13 September 2012. The issuance amount of such commercial paper was RMB4 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the issuance interest rate was 4.1%. For details, please see the announcements of the Company issued in Hong Kong dated 27 April 2012, 28 June 2012 and 13 September 2012.

4.	On 12 June 2012, the Board considered and approved resolutions concerning the issuance of corporate bonds. The Company intended to issue within the PRC the corporate bonds with a principal amount of not more than RMB8.8 billion (including RMB8.8 billion) and for a term of not more than 10 years (in one tranche or multiple tranches). The proposal was considered and approved at the shareholders’ meeting of the Company held on 28 June 2012. On 13 December 2012, the Company received the “Approval for the Non-public Issuance of Corporate Bonds by China Eastern Airlines Corporation Limited” (關於核准東方航空非公開發行公司債券的批覆) issued by the China Securities Regulatory Commission. The first tranche of the corporate bonds are 10-year fixed interest rate bonds, with an amount of RMB4.8 billion, issue price of RMB100 each and a coupon interest rate of 5.05%, the issuance of which completed on 20 March 2013. For details, please refer to the announcements of the Company issued in Hong Kong dated 12 June 2012, 28 June 2012, 14 December 2012, 13 March 2013, 18 March 2013 and 20 March 2013.

5.	On 22 August 2012, in order to manage and conduct internal integration of the Group, the Company entered into an equity transfer agreement with CEA Holding, pursuant to which the Company agreed to acquire 20% equity interests in China United Airlines from CEA Holding in consideration of RMB83,951,873.97 (the “China United Airlines Acquisition”). As CEA Holding is a controlling shareholder of the Company, the China United Airlines Acquisition constituted a connected transaction of the Company. The China United Airlines Acquisition has completed and China United Airlines is now a wholly-owned subsidiary of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 22 August 2012.

6.	On 25 August 2012, the “H Share Appreciation Rights Scheme of China Eastern Airlines Corporation Limited (Draft)” and “Initial Grant Scheme of the H Share Appreciation Rights of China Eastern Airlines Corporation Limited (Draft)” were considered and approved by the Board. On 19 October 2012, the revised “Initial Grant Scheme of the H Shares Appreciation Rights of China Eastern Airlines Corporation Limited (Draft)” (the “Initial Grant Scheme”) was considered and approved by the Board. The Company granted the H share appreciation rights pursuant to the Initial Grant Scheme on 7 December 2012. For details, please see the announcements of the Company issued in Hong Kong dated 28 August 2012, 19 October 2012, 9 November 2012, 30 November 2012 and 7 December 2012 and the circular of the Company dated 20 October 2012.

7.	On 30 August 2012, the Board considered and approved the resolution of proposed amendments to the articles of association of the Company in relation to profit distribution. The resolution was considered and approved at the shareholders’ meeting on 9 November 2012. For details, please refer to the announcements of the Company issued in Hong Kong dated 30 August 2012 and 9 November 2012 and the circular of the Company dated 24 September 2012.

8.	On 11 September 2012, CEA Holding and its wholly-owned subsidiary, 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd) (“CES Finance”) entered into an A shares subscription agreement (the “A Shares Subscription Agreement”) with the Company. Pursuant to the A Shares Subscription Agreement: (a) CEA Holding will, at the subscription price of RMB3.28 per share, subscribe in cash for 241,547,927 new A shares with a total subscription price of RMB792,277,200.56; and (b) CES Finance will, at the subscription price of RMB3.28 per share, subscribe in cash for 457,317,073 new A shares with a total subscription price of RMB1,499,999,999.44 (the “A Share Subscription”).

Simultaneously with the entering into of the A Shares Subscription Agreement, 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited) (“CES Global”), a wholly-owned subsidiary of CEA Holding, entered into an H shares subscription agreement (the “H Shares Subscription Agreement”) with the Company. Pursuant to the H Shares Subscription Agreement, CES Global will, at the subscription price of HK$2.32 per share, subscribe in cash for 698,865,000 new H shares with a total subscription price of HK$1,621,366,800 (the “H Share Subscription”).

As CEA Holding holds approximately 59.94% of the then issued share capital of the Company, and CES Finance and CES Global are wholly owned subsidiaries of CEA Holding, each of the A Share Subscription Agreement entered into between (i) the Company and (ii) CEA Holding and CES Finance, and the H Share Subscription Agreement entered into between (i) the Company and (ii) CES Global constitutes a connected transaction of the Company. The purpose of the A Share Subscription and the H Share Subscription is to improve the financial position of the Company and in the long term, enhance the Company’s competitiveness and help to improve its operational position.

The A Share Subscription and the H Share Subscription have been approved by the shareholders of the Company on 9 November 2012, but still are subject to approval from the relevant governmental and regulatory authorities. For details, please refer to the announcements of the Company issued in Hong Kong dated 11 September 2012, 9 November 2012, 4 February 2013 and 25 February 2013 and the circular of the Company dated 24 September 2012.

9.	On 23 November 2012, the Company entered into a purchase agreement with Airbus SAS in Shanghai, China regarding the purchase of sixty Airbus A320 series aircraft. On the same date, the Company entered into a disposal agreement with Airbus SAS regarding the disposal of eight CRJ aircraft and ten EMB aircraft. For details, please see the announcement of the Company issued in Hong Kong dated 23 November 2012 and the circular of the Company dated 26 November 2012.

10.	On 6 December 2012, the Company entered into an equity transfer agreement with 上海航空進出口有限公司 (Shanghai Aviation Import & Export Co., Ltd.) (“SAIE”, a non-wholly-owned subsidiary of CEA Holding), pursuant to which the Company agreed to acquire the remaining 13.98% equity interests in 上海航空國際旅遊(集團)有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) (“Shanghai Tours”) from SAIE in consideration of RMB20,693,900 (the “Shanghai Tours Acquisition”). As SAIE is an indirect non wholly-owned subsidiary of CEA Holding, the Shanghai Tours Acquisition constituted a connected transaction of the Company. The main purpose of the Shanghai Tours Acquisition is to resolve the issue of intra-group competition between the Company and CEA Holding in the areas of tourism operation caused by the absorption of the former Shanghai Airlines Co., Ltd(原上海航空有限公司). The Shanghai Tours Acquisition has completed and Shanghai Tours is now a wholly-owned subsidiary of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 6 December 2012.

11.	On 6 December 2012, the Company entered into an equity transfer agreement with 中國遠洋運輸(集團)總公司 (China Ocean Shipping (Group) Company) (“COSCO Group”), pursuant to which the Company agreed to acquire 29.7% equity interests in Eastern Logistics from COSCO Group in consideration of RMB562,266,000 (the “ Eastern Logistics Acquisition ”). COSCO Group was a substantial shareholder of Eastern Logistics, which in turn was a non-wholly owned subsidiary of the Company. COSCO Group is thus a connected person of the Company. Accordingly, Eastern Logistics Acquisition constituted a connected transaction of the Company. The main purpose of the Eastern Logistics Acquisition is to integrate the freight transportation business of the Group. The Eastern Logistics Acquisition has completed and Eastern Logistics is now a wholly-owned subsidiary of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 6 December 2012.

12.	On 27 December 2012, Shanghai Tours, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with 東航旅業投資(集團)有限公司 (Eastern Air Tourism Investment Group Co., Ltd (“Eastern Tourism”) and 上海東美航空旅遊有限公司 (Shanghai Dongmei Aviation Travel Co., Ltd (“Shanghai Dongmei”), pursuant to which Shanghai Tours agreed to acquire the entire equity interests in 西安東美航旅遊有限公司 (Xi’an Dongmei Aviation Travel Co., Ltd) (“xi’an Dongmei”) from Eastern Tourism and Shanghai Dongmei in consideration of RMB3,300,400 in total (the “xi’an Dongmei Acquisition”).

On 27 December 2012, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which Shanghai Tours agreed to acquire the entire equity interests of 昆明東美航空旅遊有限公司 (Kunming Dongmei Aviation Travel Co., Ltd) (“Kunming Dongmei”) from Eastern Tourism and Shanghai Dongmei in consideration of RMB10,551,000 in total (the “Kunming Dongmei Acquisition”).

On 10 January 2013, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism, pursuant to which Shanghai Tours agreed to acquire the entire equity interests of 上海東航國際旅行社有限公司 (Shanghai Eastern Air International Travel Service Co., Ltd) (“Eastern Travel”) from Eastern Tourism in consideration of RMB11,876,200 in total (the “Eastern Travel Acquisition”).

Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a controlling shareholder of the Company. Eastern Tourism is thus a connected person of the Company under the Listing Rules. Shanghai Dongmei is interested as to 72.84% by, and is thus an associate of, CEA Holding. Shanghai Dongmei is thus a connected person of the Company under the Listing Rules.

Therefore, each of the Xi’an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition constitutes a connected transaction of the Company. The main purpose of the Xi’an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition is to reorganise and integrate the tourism business of the Group. For details, please refer to the announcements of the Company issued in Hong Kong dated 10 January 2013.

13.	On 16 January 2013, the Company entered into a supplemental agreement with 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.) (“Eastern Finance”), to further regulate the balances of the Group’s deposits and loans with the Eastern Finance and its subsidiaries on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the financial services agreement dated 15 October 2010 remains unchanged. For details, please refer to the announcement of the Company issued in Hong Kong dated 16 January 2013.

14.	The estimated transaction caps for the continuing connected transactions of the Company, which were considered and approved by the Board and at the general meeting of the Company, and the respective actual amounts incurred for the financial year ended 31 December 2012 are set out as follows:

	Actual amount incurred up to 31 December	The approved 2012 estimated transaction
Category	2012	caps
	(RMB’000)	(RMB’000)
Financial services (balance of deposit)	1,451,526	4,000,000
Catering services	783,384	980,000
Import and export agency services	78,756	98,300
Production and maintenance services	121,854	123,980
Property leasing	66,763	95,760
Advertising agency services	38,846	46,000
Sales agency services (agency fee)	19,836	96,000
Media resources operation services	36,030	50,000

By order of the Board

中 國 東 方 航 空 股 份 有 限 公 司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
26 March 2013

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